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                                                   Filed by OrthAlliance, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                            and deemed filed pursuant to Rule 14a-12 under the
                                               Securities Exchange Act of 1934

                                           Subject Company: OrthAlliance, Inc.
                                                  Commission Number: 000-22975

In connection with the proposed merger, OCA and OrthAlliance will file a proxy statement/prospectus with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus, because it will contain important information about the merger, OCA and OrthAlliance. After the proxy statement/prospectus is filed with the SEC, the proxy statement/prospectus will be available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention: Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with the merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers in the merger by reading the proxy statement/prospectus when it becomes available. This does not constitute an offer of any securities for sale.

A. Email Message to OrthAlliance Members Sent by OrthAlliance Director Dr. Stephen Tracey Dated May 22, 2001

Hi All,

I just wanted to comment on a couple things my good friend Joe mentioned with regards to the investors call:

1: "OCA was complemented by some of the investment bankers on getting a "good deal"."

Absolutely. We are a good company with an outstanding group of doctors. By nearly every financial indicator we should have been rewarded by Wall Street. But due to a number of factors outside our control (bear market, collapse of Nasdaq, even worse collapse of our sector, relatively small capitalization, etc.) we weren't. Consequently, while OCA's stock continued to do well, ours didn't. The reality of the situation is that something (whether it's a company, a practice, a home, a car, etc.) is ONLY WORTH WHAT SOMEONE WILL PAY FOR IT. The board and management has been working non-stop for nearly two years pursuing every possible option. Just because this is a good deal for OCA doesn't mean it's not a good deal for us. In fact, I really believe that once you've had the chance to hear the FACTS, you'll think this is a great deal for us. For doctor shareholders it finally gives them a solid chance at having stock that has great upside potential and is instantly liquid. For all doctors, we have immediate access to some incredible business systems and expertise unavailable anywhere else. We can keep our existing contracts and run our practices however we want, if that's what we choose, or we have the opportunity to earn some impressive incentives if we choose to change to an OCA contract. Bottom line, it's our choice! But either way, we get to take advantage of all the services OCA provides, many which would take us several years to create. We don't have to put OCA's name on our door or letterhead or anything else. They won't tell us when or how much we have to work. They won't dictate fees or financial arrangements or salaries or advertising OR ANYTHING. This is definitely a win-win deal! (Quite honestly, I was pleasantly surprised how good a deal our special committee got for us).

2. "The average size of an OCA practice is $750,000 (according to the call) while the average size OrthAlliance practice is $1,200,000. I don't get it, we are suppose to switch to their systems to help us run our practices and to help us to grow?"

Approximately 75% of the OCA practices are denovo practices that were started from scratch...zero...zilch. In the past year or so they have opened offices in Japan, Spain and Mexico. Their same-store growth is significantly greater than ours. In fact, in the midst of a booming economy, our same-store growth declined last year while theirs increased. Because of their size and clout, they are presently working with Proctor and Gamble, the world's most dominant force when it comes to "branding" to develop a national orthodontic brand based upon the delivery of quality orthodontic treatment that is affordable (not cheap). I think that the combination of our know-how with their expertise and resources will be awesome.


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I really know how many of you feel (OCA is the devil). I once felt that way too.
But once I found out the facts, I realized that almost everything I believed to be true about them was all a bunch of nonsense. Please, please, please try to take some of the emotion out of your thinking and wait until you get the facts before reacting. Go to a town meeting and/or the Baltimore meeting and find out the real story before making ANY judgements. Ultimately, I think you'll find you will have number of choices that should make EVERYONE happy.

Your Friend and Colleague,

Steve Tracey

B.  Email Message To OrthAlliance Members Dated May 23, 2001

I wanted to let you know that we are moving forward with our meeting in Atlanta on Saturday evening, May 26, for our doctors who are able to attend. We will be meeting from 5:30 p.m. until 9:30 p.m. at the Marriott Marquis Hotel, 265 Peachtree Center Avenue. We have heard from doctors in several states who are going to make the trip and we thank them for the extra effort that they are making to attend.

In the Atlanta, Los Angeles, Dallas and Baltimore meetings, OCA will present a full program to explain their doctor incentive programs and to demonstrate their computer programs and other business services. Again, I am asking for you to keep an open mind and to come to the Atlanta meeting or one of the other upcoming meetings. We have received a number of questions from members, primarily having to do with what incentives are going to be offered to doctors, and we will do everything that we can to answer your questions at the meetings.

We realize that you want to know how the merger is going to affect you and your practice. We have worked together to get to this point, and I encourage everyone to stay the course and get the information that will enable you to make an informed decision. We are committed to making sure that you have your questions answered.

Sincerely,


Denny Summers